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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                    Suspension of Duty to File Reports under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 1-12905

                      NEWFIELD EXPLORATION GULF COAST INC.
                       (FORMERLY KNOWN AS EEX CORPORATION)
             (Exact name of registrant as specified in its charter)

                     363 N. SAM HOUSTON PKWY. E., SUITE 2020
                              HOUSTON, TEXAS 77060
                                 (281) 847-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
      RIGHTS TO PURCHASE $200 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
            (Title of each class of securities covered by this Form)

                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)   [X]       Rule 12h-3(b)(1)(i)   [X]
            Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(1)(ii)  [ ]
            Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(i)   [ ]
            Rule 12g-4(a)(2)(ii)  [ ]       Rule 12h-3(b)(2)(ii)  [ ]
                                            Rule 15d-6            [ ]

         Approximate number of holders of record as of the certification or notice date: One

         Pursuant to the requirements of the Securities Exchange Act of 1934, Newfield Exploration Gulf Coast Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            NEWFIELD EXPLORATION GULF COAST INC.


Date: December 6, 2002                      By: /s/ C. William Austin
                                               ---------------------------------
                                               Name:  C. William Austin
                                               Title: Assistant Secretary